EXHIBIT 99.2

AGREEMENT OF REPORTING PERSONS

The Agreement of Reporting Persons between W. R. Berkley Corporation and Berkley Insurance Company filed as Exhibit 99.2 to the Schedule 13G as of November 10, 2025 is incorporated herein by reference.